Exhibit 99.2

                                                 Banco Galicia [Graphic omitted]

BUENOS AIRES, Argentina, July 13, 2005, Banco de Galicia y Buenos Aires S.A. (Buenos Aires Stock Exchange: GALI) (the "Bank") announced today that, as part of the exchange of liabilities for Boden 2012 bonds and cash carried out by Banco Galicia Uruguay S.A. ("Galicia Uruguay"), that closed on May 27, 2005, the Argentine Central Bank has authorized the Bank to transfer to Galicia Uruguay, a wholly owned subsidiary of the Bank, US$ 196 million of face value of Boden 2012. These bonds were used by Galicia Uruguay to settle the exchange offer, pursuant to the expressions of interest received from its creditors. Galicia Uruguay has accepted expressions of interest from its creditors for US$ 243 million.

In addition, Grupo Financiero Galicia S.A. (Buenos Aires Stock Exchange/Nasdaq:
GGAL) ("Grupo Galicia"), the Bank's controlling company, announced today that it has forgiven US$ 43 million of subordinated negotiable obligations issued by Galicia Uruguay.

Galicia Uruguay's exchange offer together with the debt forgiveness by Grupo Galicia, are of direct benefit to the Bank, not only because of the significant reduction in its consolidated liabilities, but also because of the US$ 43 million increase in its shareholders' equity resulting from Grupo Galicia's debt forgiveness. In addition, the Bank's regulatory capital will increase by US$
64.5 million, given that the increase in shareholders' equity allows for a greater amount of subordinated debt (issued as part of the restructuring of the Bank's foreign debt) to be computed as supplementary capital.

Founded in 1905, Banco Galicia is one of the largest private-sector banks in the Argentine financial system and a leading financial services provider in the country. As a universal bank, through affiliated companies and a variety of distribution channels, Banco Galicia offers a full spectrum of financial services to over 2.6 million customers, both individual and corporate.